

Mail Stop 3561

April 28, 2010

Mr. Matthew C. Moellering
Chief Financial Officer
Express Parent LLC
One Limited Parkway
Columbus, OH 43230

> **RE:** **Express Parent LLC**
> **Amendment to Registration Statement on Form S-1**
> **File No. 333-164906**
> **Filed April 23, 2010**

Dear Mr. Moellering:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Unaudited Pro Forma Condensed Consolidated Financial Data, page 39 and
Note 13- Pro Forma Information (unaudited), page F-37

1. We note your response to our prior comment four that any reclassification of the accumulated deficit would result in negative additional paid in capital. Since there has been an excess distribution of earnings and losses, such distributions which would be deemed as return of capital to the members. Accordingly, it appears to us any remaining undistributed losses (accumulated deficit) of the previously unincorporated entities should be reclassified in to additional paid in capital upon

conversion to C Corp in accordance with SAB Topic 4B, regardless of the ending negative additional paid in capital position . Please revise or advise.

Business, page 74

2.   We note your response to prior comment six from our letter dated April 22, 2010. However the revised disclosure is unclear as to whether the majority of fees paid to MAST relate to "the cost of merchandise, which MAST then remits to the vendor," as you indicate in your response. Please revise to clarify in approximate quantitative disclosure the amount of fees paid to MAST representing product sourcing costs apart from agency fees.

Note11 – Equity Units and Share-Based Compensation
Successor, F-35

3.   We note your correspondence dated April 19, 2010 relating to the proposed preliminary range of offering price and estimated offering price of $19 per share. Considering the significant difference between the offering price of $19 per share and your valuation of the recent equity awards at $0.63 per unit, please quantify and discuss the impact on the fair value on each of the factors that occurred between the date the equity units were granted and the date the registration statement filed. Also, indicate when discussions were initiated with your underwriter(s).

4.   We reviewed your response to our prior comment 11. Your response did not address our comment in its entirety, thus the comment will be partially reissued. For each period presented, provide us with your calculations of marketability discount. Your current response simply provided a reference to Mr. Finnerty's paper and not the underlying calculations you used to determine the marketability discount amounts disclosed here along with a detailed explanation of the assumptions used and your basis for selecting this model.

5.   Please provide us with the October 31, 2009 valuation report provided by Duff and Phelps and any additional guidance used by management to conclude the fair value of the Class C units was $0.63. In addition, tell us specifically when valuations were performed in prior years. We may have further comments upon review of such information.

Exhibits

Exhibit 10.12

6.   Your Master Sublease makes reference to an Exhibit A in its recitals; however, this exhibit does not appear to have been filed. Please revise to file this agreement in its entirety.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Raj Rajan at (202) 551-3388 Brian Bhandari at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Jay Williamson at (202) 551-3393 or Jim Lopez at (202) 551-3536.

Sincerely,

John Reynolds
Assistant Director

cc.   Robert Hayward
        (312) 862-2200